Prospectus Supplement No. 9 (to Prospectus dated March 25, 2014)	Filed Pursuant to 424(b)(3) Registration No. 333-194512

4,000,000 Shares

Common Stock

This prospectus supplement updates and should be read in conjunction with the prospectus dated March 25, 2014 (the “Prospectus”) relating to the resale or other disposition, from time to time, by the selling stockholders identified in the Prospectus under the caption “Selling Stockholders,” of up to 4,000,000 shares of our common stock, par value $0.001 per share. We are not selling any shares of our common stock under the Prospectus and will not receive any proceeds from the sale or other disposition of shares by the selling stockholders. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or other disposition of the shares. We will bear all costs, expenses and fees in connection with the registration of the shares. To the extent that there is any conflict between the information contained herein and the information contained in the Prospectus, the information contained herein supersedes and replaces such information.

Current Report

This prospectus supplement incorporates into our Prospectus the information contained in our attached current report on Form 8-K that we filed with the Securities and Exchange Commission on September 24, 2014 (the “Form 8-K”). The Form 8-K, as filed is set forth below.

The information contained in this Prospectus Supplement No. 9 supplements and supersedes, in relevant part, the information contained in the Prospectus, as amended and supplemented to date. This Prospectus Supplement No. 9 is incorporated by reference into, and should be read in conjunction with, the Prospectus, as amended and supplemented to date, and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, as amended and supplemented to date.

The Prospectus, together with Prospectus Supplement Nos. 1, 2, 3, 4, 5, 6, 7, 8 and this Prospectus Supplement No. 9, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the securities as set forth in the Prospectus, as amended and supplemented. All references in the Prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended to date).”

Our common stock trades on The NASDAQ Capital Market under the symbol “RGDO.” The last reported sale price of our common stock on September 23, 2014 was $1.00 per share. You are urged to obtain current market quotations for the common stock.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 5 of the Prospectus and the Risk Factors identified in our Quarterly Report for the three months ending June 30, 2014 for a discussion of information that should be considered before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 24, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 24, 2014

REGADO BIOSCIENCES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-35953	03-0422069
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

106 Allen Road, 4th Floor, Basking Ridge, New Jersey	07920
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (908) 580-2100

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.05	Costs Associated with Exit or Disposal Activities.

On September 24, 2014, Regado Biosciences, Inc., or the Company, announced a workforce reduction plan pursuant to which it will eliminate approximately 60% of the Company’s workforce, or 20 employees, across all operational sites. The Company committed to the workforce reduction plan on September 17, 2014 and it is expected to be complete by the end of the Company’s 2014 fiscal year, with the majority of the reduction coming on September 30. Affected employees are being offered separation benefits, including severance payments, and temporary healthcare coverage assistance.

As previously announced, the Company permanently terminated enrollment in its REGULATE-PCI Phase 3 trial for its lead program, Revolixys™ Kit, based on a recommendation from the trial’s Data and Safety Monitoring Board following their analysis of the data from the first approximately 3,250 patients enrolled in what was intended to be a 13,200-patient trial comparing the safety and efficacy of Revolixys Kit with bivalirudin. The workforce reduction plan is being implemented to reduce costs as part of the Company’s decision to focus resources on three principal activities following the termination of the REGULATE-PCI trial: completion of the final closure of the REGULATE-PCI trial and analysis of the unblinded database from the trial, diligence activities associated with thoroughly exploring potential business alternatives, and the Company’s compliance activities associated with being a public company in good regulatory standing.

In connection with the elimination of positions as part of the workforce reduction plan, the Company estimates incurring total charges of approximately $2 million, primarily for one-time termination benefits and facility closure expenses. One-time termination benefits are projected to be approximately $1.7 million with facility closure expenses approximately $.3 million. These charges will occur in the third and fourth quarters of 2014. Additionally, the Company is evaluating its facilities and the associated contractual obligations to determine the appropriate course of action. The Company currently cannot estimate these amounts, but expects to file an amendment to this Current Report on Form 8-K within four business days of making such determination.

On September 24, 2014, the Company issued a press release relating to the workforce reduction plan described above, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Forward-Looking Statements

The disclosure contained in this Item 2.05 and in the press release attached as Exhibit 99.1 to this Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Forward-looking statements include statements herein with respect to financial projections and estimates and their underlying assumptions, including, without limitation, projections relating to the Company’s cash balance at the end of its current fiscal quarter, the timing and amount of termination costs incurred in connection with the Company’s workforce reduction plan, the timing and amount of any decrease in annualized cash expenditures as a result of the Company’s workforce reduction plan, and the timing for completion of the final closure of the REGULATE-PCI trial and outcome of the analysis of the unblinded database and the completion of any strategic business alternatives. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Factors that could cause future results to materially differ from those projected in forward-looking statements include the actual trial closing costs and ongoing operational costs between the date of this press release and the end of the

Company’s current fiscal quarter, the actual timing and costs associated with the Company’s workforce reduction plan, the actual timing and costs associated with the final closure of the REGULATE-PCI trial, the timing and outcome of the Company’s unblinded database analysis, and the outcome of the Company’s due diligence activities associated with exploring strategic business alternatives, as well as the “Risk Factors” described in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2014, and in the Company’s other periodic filings with the SEC. All forward-looking statements are expressly qualified in their entirety by this cautionary notice. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this release. The Company has no obligation, and expressly disclaim any obligation, to update, revise or correct any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

99.1	Press Release issued by Regado Biosciences, Inc., dated September 24, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGADO BIOSCIENCES, INC.

By:	/s/ R. Don Elsey
Name: Title:	R. Don Elsey Senior Vice President, Finance and Chief Financial Officer

Date: September 24, 2014

INDEX OF EXHIBITS

Exhibit No.	Description

99.1	Press Release issued by Regado Biosciences, Inc., dated September 24, 2014.

Exhibit 99.1

Regado Biosciences Announces Workforce Reduction and Provides Update on Strategic Direction

Basking Ridge, NJ, September 24, 2014 – Regado Biosciences, Inc. (NASDAQ: RGDO), today announced a reduction of its workforce of approximately 60%, or 20 employees, across all operational sites. As a result of the workforce reduction, the company projects restructuring charges in the third and fourth quarter of 2014 of approximately $2 million in connection with one-time employee termination costs and facility shut down expenses. Regado expects that the reduction in workforce, coupled with the termination of expenses associated with its REGULATE-PCI clinical trial, will decrease annualized cash expenditures significantly.

Based on REGULATE-PCI trial closing and data analysis charges incurred to date, Regado projects a cash balance of approximately $61 million at the end of the third quarter of 2014 with final trial closing costs and ongoing operational costs impacting the projected cash balance for the end of 2014. Regado will provide more details on its financial condition as part of its third quarter financial reporting.

“The termination of REGULATE-PCI led us to important business decisions,” said David J. Mazzo, Ph.D., CEO of Regado. “The workforce reduction was a necessary action to conserve working capital and provide maximum flexibility in determining the future direction of Regado. We appreciate the contributions and efforts of all of the employees affected by this action and thank them for their dedicated service.”

“In addition to these operational changes, we have initiated a campaign to evaluate a broad range of strategic alternatives that could maximize returns for Regado shareholders in the near future,” Dr. Mazzo added. “We will provide an update on this during our next quarterly financial results conference call.”

Going forward, Regado will focus resources on three principal activities: completion of final closure of the REGULATE-PCI trial and analysis of the unblinded database (expected in the fourth quarter of 2014), diligence activities associated with thoroughly exploring potential business alternatives and compliance activities associated with being a public company in good regulatory standing.

MTS Health Partners, L.P., and Cowen and Company, LLC, have been retained by the company to serve as strategic advisors.

ABOUT REGADO BIOSCIENCES

Regado Biosciences, Inc., is a biopharmaceutical company focused on the discovery and development of novel, oligonucleotide-based actively controllable therapeutics. Our

106 Allen Road	4th Floor Basking	Ridge, NJ 07920	www.regadobio.com

initial focus is on applications in the acute and sub-acute cardiovascular therapeutic area. The company’s lead product candidate, Revolixys™ Kit, is a two-component system consisting of pegnivacogin, an anticoagulant aptamer specifically targeting coagulation Factor IXa, and its complementary oligonucleotide active control agent, anivamersen. Regado’s actively controllable product candidates have the potential to improve patient outcomes and enhance the patient experience, provide direct therapeutic control to physicians and reduce overall treatment costs. More information can be found at www.regadobio.com.

For more information on REGULATE-PCI, please visit: http://www.clinicaltrials.gov/ct2/show/NCT01848106

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Forward-looking statements include statements herein with respect to financial projections and estimates and their underlying assumptions, including, without limitation, projections relating to the Company’s cash balance at the end of its current fiscal quarter; the timing and amount of termination costs incurred in connection with our workforce reduction plan, the timing and amount of any decrease in annualized cash expenditures as a result of our workforce reduction plan, the timing for completion of the final closure of the REGULATE-PCI trial and outcome of the analysis of the unblinded database and the completion of any strategic business alternatives. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Factors that could cause future results to materially differ from those projected in forward-looking statements include the actual trial closing costs and ongoing operational costs between the date of this press release and the end of the Company’s current fiscal quarter, the actual timing and costs associated with our workforce reduction plan, the actual timing and costs associated with the final closure of the REGULATE-PCI trial, the timing and outcome of our unblinded database analysis and the outcome of our due diligence activities associated with exploring business strategic alternatives, as well as the “Risk Factors” described in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2014, and in the Company’s other periodic filings with the SEC. All forward-looking statements are expressly qualified in their entirety by this cautionary notice. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this release. The Company has no obligation, and expressly disclaim any obligation, to update, revise or correct any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:

Don Elsey, CFO

Regado Biosciences, Inc.

908-580-2113

delsey@regadobio.com

Media Contact:

David Schull

Russo Partners

212-845-4271

david.schull@russopartnersllc.com